NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")			November 2, 2021

Canada:	TSX:	KLS
United States:	NYSE American:	KIQ

KELSO TECHNOLOGIES INC. ANNOUNCES THE FINAL AAR CERTIFICATION OF NEW PCH VALVE

Vancouver, British Columbia and Bonham, Texas, - Kelso Technologies Inc. (TSX: KLS) (NYSE MKT: KIQ) ("Kelso" or the "Company") reports that Kelso has received final certification of the Company's pressure relief valve ("PCH") for use on rail pressure cars from the Association of American Railroads ("AAR").  The PCH has gone through rigorous field service trials over the past several years which concluded with a successful teardown and testing of a sample of field service trialed PCH valves by the AAR inspector.

Pressure tank cars designated by Department of Transport (DOT)-105 and DOT-112 specifications are used to transport flammable, non-flammable or toxic liquefied compressed gases that must be shipped under pressure.  The PCH is a key milestone for Kelso because it allows the Company to pursue sizable untapped revenue opportunities in the rail pressure car market.  There are more than 438,000 rail tank cars in the North American fleet and approximately 85,000 of those are pressure cars.  The PCH is now fully qualified to be distributed to the pressure car market as ordered by rail car customers.

The development of the PCH was driven by customers' concerns, input and demand for a better performing PCH product due to the unreliable performance and expensive repair costs of current products used in the market today.

Key advantages of the Kelso PCH include:

  Patented design features our proprietary constant force spring technology
  Low profile design that is mounted externally which prevents contact with the commodity
  100% made in the United States with short delivery times for customers
  No porosity as the PCH utilizes fabricated parts with no suspect casted components
  Proven reliability of constant force springs extends life of the valve
  Covered by Kelso's unique warranty

The Company has commenced marketing and sales initiatives to promote wide scale adoption of the PCH.  Management believes that the PCH can lead to new multi-million-dollar revenue opportunities from the rail pressure car market.

James R. Bond, CEO of the Company comments that: "Our engineering relationships with motivated customers continue to grow.  This has allowed Kelso to maintain the development of its brand through the creation of new technology solutions for transportation operations in rail, road and wilderness markets.  The successful completion of the AAR certified PCH is another key example of the benefits of our commitment to the development of unique products targeting previously unavailable revenue opportunities.  The PCH is the centerpiece of Kelso's new Pressure Car Kit program which will include a new 2" angle valve (currently in field service trial), an excess flow check valve, a thermometer well, a needle sampling valve and a magnetic gauge device.  The availability of the Pressure Car Kit will simplify procurement processes for pressure car customers with Kelso available as a single supplier.  Management's dedication to its strategic initiatives based on specific stakeholders' design needs and engineering have proven to be very effective and efficient.  Over time the overall objective is to focus on financial growth and performance from sales of a larger portfolio of regulatory compliant products servicing a wider range of transportation markets."

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements and Information: This news release contains "forward-looking statements and information" within the meaning of applicable securities laws.  Forward-looking statements are indicated expectations or intentions.  Forward-looking statements in this news release include that the Company believes that this key milestone of AAR certification of the PCH sets the stage for full market adoption;  that Management believes that the PCH can lead to new multi-million-dollar revenue opportunities from the rail pressure car market;  that the successful completion of the certified PCH is another example of the benefits of our commitment to research and development of unique products targeting untapped revenue opportunities;  that the availability of the Pressure Car Kit featuring the PCH will simplify procurement processes for pressure car customers with Kelso available as a single supplier;  that Management's research and development initiatives based on stakeholders' design needs and engineering input will continue to prove effective and efficient strategically and;  that over time the Company can expand financial growth and performance from a larger portfolio of products servicing a wider range of transportation markets.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements.  Such risks and uncertainties include, without limitation, the risk that a new product idea may be dropped if ongoing development and testing reveal engineering and economic issues that render a new product concept infeasible;  the risk that the Company's products may not work as well as expected; we may not be able to break into new markets, because such markets are served by stronger embedded competitors or because of long term supply contracts; and we may not be able to grow and sustain anticipated revenue streams.  We may have underestimated the cost of product development and the time it takes to bring products to market; we may not be able to finance our intended product development, our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products.  Our technologies may not be patentable, and if patents are granted, we may not protect our investment in intellectual property if our patents are challenged. Our intended technologies may infringe the intellectual property of other parties or we may not have any parties interested in licensing our technology as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com